

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010 June 4, 2008

Wu Qinghuan
Chief Executive Officer
China Energy Recovery, Inc.
7F, De Yang Garden
No. 267 Qu Yang Road
Hongkou District, Shanghai
Shanghai, China 200081

Re: China Energy Recovery, Inc.
Registration Statement on Form S-1
Filed May 6, 2008
File No. 333-150659

Dear Mr. Wu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements and related disclosures to the period ended March 31, 2008.

2. Please revise to include a more specific and comprehensive discussion of how you are accounting for shares exchanged with Poise Profit International, Ltd. including if and why you believe this transaction is a reverse acquisition. Reference paragraph 17 of FAS 141.

3. Please tell us what consideration you have given to presenting pro forma financial information showing the impact of your Securities Purchase Agreement. Reference Article 11 of Regulation S-X.

4. Please tell us what consideration you gave to Rule 3-05 of Regulation S-X in determining whether you should include the historical financial statements of China Energy Recovery, Inc. In this regard, please clarify if China Energy Recovery, Inc. was an operating company or a shell company. Please note that if China Energy Recovery, Inc. was an operating company but became a shell company as a result of the Asset Purchase Agreement with MMA Acquisition, it appears to us that the historical financial statements may need to be included.

Cover page

5. Please state the market price of your common stock as of the most recent practicable date.

Prospectus Summary

Recent Developments, page 1

6. Please clarify whether the outstanding shares you are registering for resale are shares that you issued in the share exchange.

7. Please clarify whether the shares you are registering for resale that underlie convertible preferred stock and outstanding warrants are the shares underlying the units you issued as a condition to the share exchange. Please also clarify the number of shares issuable upon conversion or exercise of these securities, as well as the conversion or exercise price, on a post-split basis.

8. Please include clear disclosure in your Summary section, under an appropriate subheading and with cross-references to more expansive disclosure elsewhere in the prospectus, that neither the company nor Hi-Tech actually owns the companies that engage in the business that provides the company with its revenue. Please briefly summarize the various contractual relationships that you or Hi-Tech have with the operating entities and briefly explain how you receive your revenue under these contracts. Please also briefly disclose, in the summary, the conflicts of interest that members of your management may have as a result of their interests in these entities.

Risk Factors, page 2

9. Please note that you should avoid discussing risk factors that do not describe material risks faced by your company. The following risk factors appear generic.

Please disclose how each risk factor specifically affects your company or remove the factor.

- On page 2, "Projections about our future financial performance are uncertain and our future financial performance is not guaranteed."
- On page 11, "We are subject to the reporting requirements of the federal securities laws, which impose additional burdens on us."
- On page 12, "If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our stock."

10. Please avoid discussing risks you have already previously described. The following risk factors appear similar to prior risk factors. Please combine or consolidate as necessary.

- On page 5, "Our business strategy relies heavily on our ability to attract and retain highly qualified personnel, without whom we would be unable to maintain the quality of our services." This appears similar to a risk factor described on page 3.
- On page 7, "Fluctuation in the value of the Renminbi may have a material adverse effect on your investment." This appears similar to a risk factor on page 5.

Mr. Wu Qinghuan, one of our directors and our Chairman of the Board and Chief Executive Officer, may have potential conflicts of interest with us, page 11

11. In this risk factor, please clearly state that Mr. Wu is the sole owner of Shanghai Environmental and that he jointly owns Shanghai Engineering with his wife, Zhou Jialing, also a director of your company. We note that the Consulting Services Agreements, the Operating Agreements, the Option Agreements and the Equity Pledge Agreements entered into between Hi-Tech and Shanghai Environmental and Shanghai Engineering allow the parties to assign their rights under the agreements. Please expand this risk factor to discuss the conflict of interest that may exist between China Energy Recovery's management and its shareholders since management could assign the contractual rights to third parties which would result in China Energy Recovery's shareholders holding stock in a company without any business operations.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

Revenue Recognition, page 15

12. Please define "EPC services."

13. Please revise to present a more specific and comprehensive discussion of your
revenue recognition policy. In this regard, please address the following items:

- Provide a comprehensive description of your revenue arrangements, including
  a discussion of whether your products and services are provided under
  revenue arrangements with multiple deliverables.   If applicable, address for
  us how you have applied the guidance set forth in SAB 104 and EITF 00-21:
  Revenue Arrangements with Multiple Deliverables.
- Please clarify how your design services differ from your EPC services.
- Tell us how you determined that it was appropriate to use percentage of
  completion accounting for your EPC services, including what specific
  accounting literature you relied upon in making this determination.
- We note from your disclosure on page 25 that you have a flexible pricing
  scheme for third party manufacturers. Tell us what consideration you have
  given to the impact that this practice has your revenue recognition policy.
- Tell us what impact the timing of your installation of an energy recovery
  system has on your revenue recognition policy.
- Tell us what consideration you have given to the impact of the quality
  inspection you have described in Note 4 on your revenue recognition policy.

Results of Operations, page 15

14. When you list multiple factors as contributing to the change in your results, please
revise your disclosure to quantify the impact of *each* factor on your financial
statements, where practicable. Please refer to our Release 33-8350, available on
our website at www.sec.gov/rules/interp/33-8350.htm, and to Item 303 of
Regulation S-K.

Non-operating Income, page 17

15. Please revise to more fully disclose the circumstances that led you to write off
approximately $38,500 of accounts payable and tell us why you believe it is
appropriate to record this as non-operating income.

Liquidity and Capital Resources, page 17

Operating Activities, page 17

16. Please revise to disclose the circumstances that led to the increase in your bad debt expense.

17. Please revise to more specifically disclose the underlying reasons for the decrease in your accounts receivable balance.

Business, page 19

Organizational Structure and Subsidiaries, page 20

18. Please revise your organizational chart on page 22 to clarify that the relationship that Hi-Tech has with Shanghai Engineering, Shanghai Environmental, and Si Fang are contractual and are not ownership interests.

19. On pages 20 and 21, we note your discussion of the contracts between Hi-Tech and Shanghai Engineering and Shanghai Environmental. Please be sure to disclose all material terms of these contracts, specifically each party's ability to assign its rights under the contract to a third party.

Customers, page 26

20. We note your statement that more than 25% of your customers have purchased multiple other products and services from you. Please briefly disclose what types of products and services you are describing. To the extent not already previously described, please also disclose under "Products and Technology" on page 25.

Directors and Executive Officers, page 28

21. We note that your convention for identifying your executive officers and directors (last name first or first name first) varies throughout this section. Please be sure to refer to them consistently throughout the filing to avoid confusion.

22. We note that your website lists Michael Kurdziel as a director of your company. Please include him in the directors and executive officers table and provide a biography for him, as required by Item 401 of Regulation S-K.

Director Compensation, page 30

23. We note that some of your directors are reimbursed for reasonable expenses incurred in attending board of director or committee meetings. Please disclose which directors are reimbursed and if there is a limit on reimbursement levels.

Security Ownership of Certain Beneficial Owners, page 31

24. It appears that all the named executive officers and directors as a group beneficially own 19,757,090 shares of your common stock and not 20,757,090. Please revise accordingly.

Certain Relationships and Related Party Transactions, page 32

25. Please clearly explain and quantify each party's interest in each transaction between the company and Mr. Wu and the company and Park. Please disclose whether any of the amounts listed in the table are still outstanding. Additionally, please clarify the discrepancy between the amount listed in the table as receivable from Park ($572,036) and the amount listed in the text below the table ($901,438).

26. On pages 17 and 18, we note certain transactions with shareholders with regards to net cash used in investing and financing activities. Please disclose these transactions in this section and provide the information required by Item 404 of Regulation S-K.

27. Please disclose if any of your registration rights agreements, including the one for your warrants described on page 35, contain liquidated damages and, if so, how you have considered EITF 00-19-02.

Description of Capital Stock, page 34

28. Please revise to disclose how you are accounting for the units issued in your Securities Purchase Agreement including how the units were initially valued, how they are being subsequently accounted for, and how the Preferred Stock and warrants are being classified on your balance sheet. Reference FAS 150 and EITF 00-19. In this regard, please tell us what consideration you gave to the trading price of your common stock in determining the value of the units.

Selling Stockholders, page 35

29. Please describe the private placement transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions and the consideration paid by the selling stockholders. Please also consider grouping together the list of selling shareholders who are offering shares underlying preferred stock and warrants, as distinct from those holders who are offering shares that are already outstanding. We may have additional comments regarding the resale of these shares upon review of the terms of the transactions in which they were acquired.

30. Please tell us whether the any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale.

    If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

    - that the selling shareholders purchased in the ordinary course of business; and

    - that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

    If the selling shareholders are unable to make these representations, please state that they are underwriters.

31. Please either qualify or remove the statement that "the selling stockholders have not had any material relationship with us within the past three years other than through the ownership of our securities." We note that some of the selling stockholders have had significant and material relationships with your company, including Adam Agron, Jeffrey Dash, Jared Kaban, Michael Kurdziel, and Adam Roseman. Please disclose any other material relationships between your company and any of the selling stockholders. We further note that your website lists Adam Roseman as a member of your advisory board.

32. It appears that you have repeated footnote 44 and omitted footnote 50 to the selling stockholder table. Please revise accordingly.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 42

33. We note that Moore Stephens Wurth Frazer and Torbet, LLP were the accountants for Poise Profit International and Subsidiaries. Please supplementally tell us what independent registered public accounting firm will be the auditor of the continuing entity. Please note that if you change from using AJ Robbins P.C. you are required to file a Form 8-K reporting this event. Refer to Item 4.01 of Form 8-K.

Available Information, page 43

34. Please note that the SEC's address is 100 F Street, NE rather than NW. Please revise accordingly.

Consolidated Statement of Stockholders' Equity, page F-5

35. Please revise the notes to your financial statements to describe the terms of and your accounting for the owner capital withdraw. In addition, please clarify how this withdraw impacts your consolidated statements of cash flows.

Note 2- Summary of Significant Accounting Policies, page F-9
General

36. We note from your disclosures on page six and page F-15 that you provide your customers with a limited warranty. Please revise to include your accounting policy for this warranty and include a rollfoward of the warranty reserve for each financial period presented. Reference paragraph 14 of FIN 45.

Note 3 – Supplemental disclosures of cash flow information, page F-14

37. Please revise to more fully disclose the circumstances that led Haiyin to decrease its registered capital as an offset to the receivables of the shareholders and tell us how you accounted for this transaction.

Note 4- Accounts receivables, page F-15

38. Please revise to include a rollforward of your allowance for bad debts.

39. Please revise to clarify the following items regarding your retainage account:
   - Why there was no retainage balance in 2006,
   - How the deferred revenue is specifically earned; and
   - If the quality inspection process differs from your warranty period.

Note 12- Segment Information and Concentrations of Credit Risk, page F-18

40. Please revise your disclosure here and in your description of your business and MD&A to more specifically clarify how the nature of your arrangements changed from 2006 to 2007 and what circumstances led you to provide EPC contracts.

Unaudited Pro Forma Consolidated Statement of Operations, page F-21

41. Please revise to present earnings per share data. Reference Article 11 of Regulation S-X.

Recent Sales of Unregistered Securities, page II-2

42. In your discussion of the April 15, 2008 financing, please disclose that the total value of the loan from RMK Emerging Markets, LLC was $1,268,750.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Adam J. Agron, Esq.
        Brownstein Hyatt Farber Schreck, LLP
        410 Seventeenth Street, Suite 2200
        Denver, Colorado 80202